# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T Stamp Inc, CIK 0001718939
CUSIP: 873048508
Title of class of securities: T Stamp Inc. Class A Common Stock
Address of issuer's principal executive offices: 3423 PIEDMONT ROAD, ATLANTA, Georgia (GA), 30305
Date of event which requires filing of this statement: 10/10/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002092294

## Reporting persons
- Long Lake Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 444,375; shared voting power 0; sole dispositive power 444,375; shared dispositive power 0; aggregate amount beneficially owned 444,375 (10.6% of the class)

## Item 1. Issuer
Name of issuer: T Stamp Inc
Address of issuer's principal executive offices: 3423 PIEDMONT ROAD, ATLANTA, GEORGIA, 30305

## Item 2. Person Filing
Name of person filing: Bryan J. Mortenson
Address of principal business office or, if none, residence:
401 S. Old Woodward Ave.
Suite 435
Birmingham, MI 48009
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 444,375
Percent of class: 10.6
Sole power to vote or to direct the vote: 444,375
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 444,375
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported on this Schedule 13G are held in accounts managed by Long Lake Capital Management, LLC on behalf of clients. Such clients have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No single client has an interest relating to more than 5% of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Long Lake Capital Management, LLC: Bryan J. Mortenson, President (10/17/2025)